UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

The Ensign Group, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
29358P101
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29358P101

1	NAMES OF REPORTING PERSONS Christopher R. Christensen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		1,840,000(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,000(2)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,840,000 (1)

WITH:	8	SHARED DISPOSITIVE POWER

4,000(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,846,171(1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Represents 1,840,000 shares held by Hobble Creek Investments, LLC, of which Mr. Christensen is the sole member.
(2) Represents 2,171 shares held by Mr. Christensen’s spouse, and 4,000 shares held for Mr. Christensen’s minor children under the California Uniform Transfer to Minors Act. Mr. Christensen’s ex-spouse holds voting and investment power over the shares held for the children. Mr. Christensen disclaims beneficial ownership of the shares held by his spouse and his children.

CUSIP No.	29358P101

1	NAMES OF REPORTING PERSONS Hobble Creek Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Oregon

	5	SOLE VOTING POWER

NUMBER OF		1,840,000(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,840,000(1)

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,840,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Represents shares held by Hobble Creek Investments, LLC, of which Mr. Christensen is the sole member.

CUSIP No.	29358P101

Item 1(a).	Name of issuer:
The Ensign Group, Inc.

Item 1(b).	Address of issuer’s principal executive offices:
27101 Puerta Real, Suite 450
Mission Viejo, CA 92691

Item 2(a).	Names of person filing:
This Schedule 13G is filed by Christopher R. Christensen and Hobble Creek Investments, LLC, a limited liability company of which Mr. Christensen is the sole member.

Item 2(b).	Address of principal business office or, if none, Residence:
c/o The Ensign Group, Inc.
27101 Puerta Real, Suite 450
Mission Viejo, CA 92691

Item 2(c).	Citizenship:
Christopher R. Christensen, United States of America Hobble Creek Investments, LLC, State of Oregon

Item 2(d).	Title of class of securities:
Common Stock, par value $0.001 per share

Item 2(e).	CUSIP No.:
29358P101

Item 3.	If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP No.	29358P101

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

	(b)	Percent of class:

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote

		(ii)	Shared power to vote or to direct the vote

		(iii)	Sole power to dispose or to direct the disposition of

		(iv)	Shared power to dispose or to direct the disposition of

Reference is made to Rows 5-9 and 11 of each of the cover pages of this Schedule 13G and associated footnotes, which Rows and footnotes are incorporated by reference herein.

Item 5.	Ownership of Five percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

CUSIP No.	29358P101

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certifications:
Not Applicable

CUSIP No.	29358P101
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 15, 2010

/s/ Christopher R. Christensen
Christopher R. Christensen

HOBBLE CREEK INVESTMENTS, LLC
By:	/s/ Christopher R. Christensen
Christopher R. Christensen, Member